U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant:  PEREGRINE INDUSTRIES, INC.
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         Former Name if Applicable:
                                   --------------------------------------
                730 South Military Trail
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         Address of Principal Executive Office (Street and Number)

                Deerfield Beach, Florida  33442
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City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -  Narrative

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State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Company could not obtain all the required information, particularly the financial information, necessary to complete the Form 10-KSB filing.

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Part IV - Other Information

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         (1) Name and telephone number of person to contact in regard to this notification:

        Roxanne K. Beilly, Esq., counsel to the Company       (954) 766-7833
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         (Name)                                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ] Yes      [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Peregrine Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    PEREGRINE INDUSTRIES, INC.

Date: December 22, 1999             By: /s/ Merrill A. Yarbrough
                                    ----------------------------------
                                    Its: President

Attachment A


                           PricewaterhouseCoopers LLP
                           200 E. Las Olas Boulevard
                                   Suite 1700
                           Fort Lauderdale, FL 33301
                           Telephone: (954) 764-7111
                           Facsimile: (954) 525-4453

December 27, 1999

Mr. Merrill Yarbrough
President
Peregrine Industries, Inc.
746 S. Military Trail
Deerfield Beach, Florida  33442

Dear Mr. Yarbrough:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated December 22, 1999.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Peregrine Industries, Inc. on or before December 31, 1999 is required to be filed.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP

Attachment B

                           PricewaterhouseCoopers LLP
                            200 E. Las Olas Boulevard
                                   Suite 1700
                            Fort Lauderdale, FL 33301
                            Telephone: (954) 764-7111
                            Facsimile: (954) 525-4453


December 30, 1999


Mr. Merrill Yarbrough
President
Peregrine Industries, Inc.
746 S. Military Trail
Deerfield Beach, Florida  33442

Dear Mr. Yarbrough:

We hereby consent to the inclusion of our exhibit attached to your "Notification of Late Filing" on Form 12b-25 dated December 22, 1999.


Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Enc.